767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

August 22, 2014

VIA EDGAR TRANSMISSION

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                             INC Research Holdings, Inc. Amendment No. 1
to Draft Registration Statement on Form S-1
Submitted July 17, 2014 (CIK No. 0001610950)

Dear Mr. Spirgel:

On behalf of our client, INC Research Holdings, Inc., a Delaware corporation (the “Company”), we are confidentially submitting herewith electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001610950) (the “Registration Statement”). In connection with such submission, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated August 13, 2014. We are sending to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1.

General

1.                                We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in your publicly filed Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it intends to disclose the price, use of proceeds, dilution, capitalization,

underwriting and all other required information in a subsequent amendment to the Registration Statement.

2.                                Please submit or file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

The Company respectfully advises the Staff that it has filed exhibits to the extent practicable. Certain exhibits will be included in subsequent amendments to the Registration Statement.

3.                                Please provide us with copies of your artwork prior to circulating preliminary prospectuses.  Please note that we may have comments regarding this material. For guidance, see Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

The Company respectfully advises the Staff that it does not intend to include any artwork in its prospectus.

4.                                Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that to date no such written communications have been made and that to date no such research reports have been published or distributed. In the event such written communications are made or such research reports are published or distributed, the Company respectfully advises the Staff that it will provide such materials to the Staff supplementally.

5.                                As soon as practicable, please furnish a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that as soon as practicable it will furnish to the Staff a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. The Company respectfully advises the Staff that prior to the effectiveness of the Registration Statement, it will provide the Staff with a copy of the letter informing the Company or arrange to have FINRA call the Staff informing the Staff that FINRA has no objections.

Prospectus Cover Page

6.                                Please disclose that there will be two classes of authorized common stock outstanding after the offering — Class A and Class B common stock. Briefly describe the different rights between the two classes.

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it does not believe the Class B common stock is material to holders of Class A common stock because both classes are substantially identical, are entitled to one vote per share and have the same economic rights. The only difference between the two classes is that shares of Class B common stock (which are not being offered to investors) will not carry the right to vote for the election of directors. In addition, each share of Class B common stock will be convertible on a one-for-one basis into Class A common stock at any time at the election of the holder and we expect that the only holder of Class B common stock following the corporate reorganization and the offering will be 1829356 Ontario Limited, a wholly-owned subsidiary of Ontario Teachers’ Pension Plan Board. Accordingly, the Company does not believe it is material to investors to disclose that there will be two classes of authorized common stock outstanding after the offering on the cover page of the prospectus. The Class B common stock and voting rights are prominently disclosed elsewhere in the prospectus, including in the offering summary beginning on page 11.

Prospectus Summary, page 1

7.                                We note that you refer to your ranking as the “Top CRO” in the 2013 CenterWatch Global Investigative Site Relationship Survey as a basis to support statements regarding your leadership, including that “[yo]ur focus on principal investigator and clinical research site relationships is unmatched in the industry.” To provide context, please provide information that explains the significance of this survey and its rankings. For example, discuss who CenterWatch is, what your relationship to CenterWatch is, who received the survey, what was the survey sample, and how CRO companies were included in the survey. In addition, explain how your survey ranking supports your statements in the prospectus. Provide us with a copy of the survey.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages ii, 1 and 92 in response to the Staff’s comment. The Company respectfully advises the Staff that the survey rankings were based on a combination of two measures: an overall relationship quality rating based on “excellent” scores from sites and the frequency with which the CRO placed among the top three rated CROs across the 36 relationship attributes measured. In addition, the survey evaluated the top 5 CROs, among others, based on revenues.  Accordingly, the Company’s top survey ranking demonstrates the strength of the Company’s relationships with its investigative sites and therefore supports the statements in the prospectus regarding its leadership. The Company has supplementally provided the Staff with a copy of the survey.

Overview, page 1

8.                                Please revise to indicate by what measurement INC is a “leading” global contract research organization, be it by revenues, market share, or some other criterion.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 92 to indicate that the Company is a leading global contract research organization based on revenues.

9.                                Refer to the last paragraph. Please provide your net loss percentage change in the second sentence. Also disclose the current amount of your outstanding debt and the anticipated amount of outstanding debt immediately following the offering.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 2 and 92 to include its net loss percentage change, current amount of outstanding debt and anticipated amount of outstanding debt immediately following the offering.

Our Market, page 2

10.                         We note several statements where you provide quantitative estimates concerning various aspects of your industry. For example, you state under “Trends in late-stage clinical development outsourcing” that you “estimate that total biopharmaceutical spending on drug development in 2013 was approximately $74.6 billion, of which the clinical development market…was approximately $65.1 billion.” You also “estimate that total biopharmaceutical spending on clinical development will grow at a rate of 3% to 4% annual through 2018.” At page 4 you provide an estimate that the “late-stage clinical development services market will grow at a rate of 8% to 9% annually through 2018.” Please revise here and throughout your prospectus to indicate the basis upon which the company provides these and other such estimates, unless the source or basis has otherwise been provided.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 93 in response to the Staff’s comment. The Company has also supplementally provided the Staff with copies of the reports underlying management’s estimates, marked to indicate the sources of the quantitative estimates.

Our Competitive Strengths, page 3

Outstanding financial performance, page 4

11.                         Please revise this section to provide some balance to your presentation of your financial performance by disclosing your net loss amounts and the percentage changes in such amounts. Likewise, please clarify that your current backlog is not necessarily indicative of future financial performance.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 96 to include net loss amounts, the percentage change in net loss and the clarification that backlog is not necessarily indicative of future financial performance.

Corporate Reorganization, page 8

12.                         Please disclose the amount you will pay to redeem all of the outstanding shares of new Class C and Class D common stock and the source of funds for the redemption.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9, 48, 53 and 65 in response to the Staff’s comment.

Incremental Term Loans, page 9

13.                         Please quantify your outstanding indebtedness under your 11.5% Senior Notes and the amount of cash on hand you intend to use for repayment of the 11.5% Senior Notes.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 9 to include the amount of indebtedness under its 11.5% Senior Notes and the amount of cash on hand it intends to use for repayment of the 11.5% Senior Notes.

Our Structure, page 10

14.                         Please revise to provide some context for your inclusion of guarantor and non-guarantor subsidiaries in your organizational chart, whether by footnote disclosure, or otherwise. Also, please explain the relationship of INC Research, LLC to the $75 million revolving credit facility and term loan facility referenced to the right of the arrow pointing to the LLC.

The Company acknowledges the Staff’s comment and has revised the organizational chart on page 10 to remove the distinction between guarantor and non-guarantor subsidiaries and to clarify the relationship of INC Research, LLC to the senior secured facilities.

Summary and Pro Forma Consolidated Financial Data, page 14

Selected and Pro Forma Consolidated Financial Data, page 59

15.                         Refer to “Pro Forma Adjusted Net Income” and “Pro forma diluted Adjusted Net Income per common share.”  Please revise the title since it does not appear the non-GAAP measures are prepared and presented in accordance with Article 11 of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the titles on pages 14, 16, 56, 57, 59, 62, 63 and 79 from “Pro Forma Adjusted Net Income” and “Pro forma diluted Adjusted Net Income per common share” to “Adjusted net income, giving effect to the offering” and “Adjusted Net Income per common share, giving effect to the offering.”

16.                         Refer to “Backlog” and footnote 7. Please disclose the amount of your firm orders which is not reasonably expected to be filled within the current fiscal year. In addition, disclose the nature and amounts of your firm orders that are not yet funded and contracts awarded but not yet signed. Further, disclose that most of your contracts can be terminated by your clients with 30 days’ notice.

The Company acknowledges the Staff’s comment and has revised the disclosure in footnote 7 on pages 16 and 63 and in the second paragraph under “New Business Awards and Backlog” on pages 66 and 104, to include the amount of its firm orders which is not reasonably expected to be filled within the current fiscal year. Further, the Company has also revised the disclosure in footnote 7 on pages 16 and 63 and in the second paragraph under “New Business Awards and Backlog” on pages 66 and 104, to include that most of its contracts can be terminated by its clients with 30 days’ notice.

The Company respectfully advises the Staff that it does not track the amounts of awards from customers that are not yet funded, as the Company does not consider these to be firm orders included in backlog. Therefore, the Company cannot disclose that information.  In addition, the Company does not believe that information about contracts awarded but not yet signed is required by Form S-1 or Regulation S-K, is material to investors or is disclosed by its competitors. In addition, the Company believes that disclosure of such information would provide proprietary competitive information.

17.                         Refer to “Net Book-to-Bill ratio” and footnote 8. Please explain how this measure enhances an investor’s understanding of your financial condition, results of operations and cash flows.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 16 and 63 to include a discussion of why management believes the “Net Book-to-Bill ratio” enhances an investor’s understanding of its financial condition, results of operations and cash flows.

Risk Factors, page 16

We will incur increased costs and obligations as a result of being a public company, page 38

18.                         To the extent determinable, please revise to include here, or within “Management’s Discussion and Analysis,” an estimate of the costs you expect to incur associated with operating as a public company.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 38 to include an estimated range of costs it expects to incur associated with operating as a public company.

Non-GAAP Financial Measures, page 57

19.                         Please explain in more detail why each of your non-GAAP measures is useful to investors. You should provide an explanation of each measure on a stand-alone basis.

Your current explanation does not distinguish between the usefulness of EBITDA, Adjusted EBITDA, Adjusted Net Income and pro forma Adjusted Net Income.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 56-57 to discuss the usefulness of each individual non-GAAP measure.

Selected and Pro Forma Consolidated Financial Data, page 58

20.                         Refer to footnote (6)(e), “Adjust income tax to normalized rate.” Please disclose in more detail the nature of the “distortive impact of the valuation allowances on net operating losses and other non-operating adjustment.” In addition, tell us the factors you considered in concluding that this adjustment is factually supportable.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 63 and 79 to provide a more detailed explanation of the nature of the adjustments being made. The Company respectfully advises the Staff that, in concluding that the adjustments are factually supportable, it has considered its historical effective tax rate in each period presented and the fact that the vast majority of its taxable income or loss is generated in the United States.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

New Business Awards and Backlog, page 66

21.                         For the $1.7 billion backlog at March 31, 2014, please disclose the amount of your firm orders which is not reasonably expected to be filled within the current fiscal year. In addition, disclose the nature and amounts of your firm orders that are not yet funded and contracts awarded but not yet signed. Further, disclose that most of your contracts can be terminated by your clients with 30 days’ notice.

The Company acknowledges the Staff’s comment and respectfully advises the Staff to refer to its response to comment 16, above.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 84

22.                         Refer to your table. Present a column to disclose the fair value of options granted.

The Company acknowledges the Staff’s comment and has revised the table on page 88 to present a column to disclose the fair value of options granted.

Business, page 89

Our Competitive Strengths, page 91

23.                         Please revise your disclosure on page 92 to provide additional details on what criteria define a “preferred provider” as well as what benefits this status may afford your company.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 95 to provide additional details on what criteria define a “preferred provider” relationship, as well as what benefits this status affords the Company.

Certain Relationships and Related Person Transactions, page 120

Advisory Services and Monitoring Agreement, page 120

24.                         Please disclose and quantify all amounts received by Avista under the Advisory Services and Monitoring Agreement, including advisory fees related to any transaction entered into by you or your subsidiaries in which Avista provided advice and assistance.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 124 in response to the Staff’s comment.

25.                         Please disclose how the amount of the termination fee you will pay Avista will be determined.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 125 in response to the Staff’s comment.

Class C Dividend Agreement, page 121

26.                         Please disclose and quantify any special dividends paid to Teachers related to certain transactions.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 125 in response to the Staff’s comment.

Expense Reimbursement Agreement, page 121

27.                         Please disclose and quantify all reimbursements to your Sponsors under the Expense Reimbursement Agreement.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 125 in response to the Staff’s comment.

Principal Stockholders, page 123

28.                         Please add columns to the beneficial ownership table showing the total voting power of each person. Please clarify in a footnote what total voting power represents in light of the fact that Class B common stockholders vote on all matters to be voted upon by stockholders, except with respect to the election or removal of directors.

The Company acknowledges the Staff’s comment and has revised the beneficial ownership table on page 129 in response to the Staff’s comment.

Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Billed and Unbilled Accounts Receivable and Deferred Revenues, page F-10

29.                         If applicable, please provide the disclosures pursuant to Rule 5-02(3)(c)(1), (3) and (4) of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has reviewed the requirements of Rule 5-02(3)(c)(1), (3), and (4) of Regulation S-X, which provide that certain disclosures are required (i) for balances billed but not paid by customers under retainage provisions in contracts, (ii) if there are amounts representing claims or similar items subject to uncertainty concerning their determination or realization (iii) or if any of the above include amounts expected to be collected after one year.  The Company respectfully advises the staff that (i) it does not have any contracts with retainage provisions, (ii) no amounts represent claims or similar items subject to uncertainty concerning their determination and ultimate realization and (iii) it does not have receivables expected to be collected after one year.  Accordingly, the Company believes that it has provided all the required disclosures under Rule 5-02(3)(c) of Regulation S-X.

Revenue Recognition, page F-12

30.                        Refer to the second paragraph. Please tell us the other methods you use to recognize revenue under the proportional performance basis. In addition, tell us why such methods are appropriate and refer to your basis in the accounting literature.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that for fixed-price service contracts, the Company only recognizes revenue under the proportional performance basis using output measures that are specific to the services provided.  For fee-for-service contracts, the Company recognizes revenue as services are performed on a time and material basis.

The Company has revised the disclosure of its revenue recognition policy on pages 85 and F-12 in Note 1 to the consolidated financial statements to clarify that these are the only methods in which the Company recognizes revenue.

Revenue Recognition, page F-11

31.                         Please tell us how you have determined to recognize revenue on a gross vs. net basis for your contracts. Please reference the factors you considered and your accounting policy for gross revenue recognition per ASC 605-45-45 and 605-45-50.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it recognizes revenue on a gross basis as opposed to a net basis pursuant to ASC 605-45-45 and ASC 605-45-50 based on the fact that the Company is deemed to be the primary obligor in the applicable arrangements.  The Company respectfully refers the Staff to its disclosure with respect to recognizing revenue on a gross vs. net basis for its contracts on page F-13 in Note 1 to the consolidated financial statements under “Reimbursable Out-of-Pocket Expenses.”

Note 2. Financial Statement Details

Goodwill and Intangibles, pages F-18 and F-19

32.                         Please tell us your basis for the estimated customer useful lives of 8 — 12 years and the straight-line method used to amortize such lives. We note on page 100 that your top ten customers worked with you for an average of six years.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it arrived at the basis for the useful lives utilizing an analysis of its historical customer retention rates and its executive management team’s experience in the industry for over 20 years compared to the estimated useful lives of the Company’s public company peers ranging between eight and 13 years, as well as other available industry data comparisons.  The Company also engaged an independent valuation firm to assist with the analysis of its data to determine the appropriate useful lives.

The Company utilizes the greater of the straight-line method or actual customer attrition rates in amortizing the customer relationship intangible assets.  The Company has modified Note 1 to clarify this method of amortization.  As part of this method of amortization, the Company has performed subsequent analysis of customer attrition rates, which indicated that the straight line amortization method was greater than actual attrition rates.

The Company acknowledges that its top ten customers have worked with the Company for an average of six years; however, these customers continue to be current customers, and the Company expects that the average useful lives of these customers will increase over time in line with the Company’s estimated useful lives. Therefore, the Company’s top ten customers are not representative of the estimated total life of its customer relationships.

Note 3. Business Combination

Trident Clinical Research Pty Ltd (Trident), page F-22

33.                         Please tell us where the contingent consideration payments were classified in your consolidated statements of cash flows and your basis for such classification. Refer to your basis in the accounting literature.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has historically classified the contingent consideration payments for Trident as investing activities in the Consolidated Statements of Cash Flows.  The Company believes there is no specific authoritative guidance related to this topic, however, the Company considered the authoritative guidance related to investing and financing cash flows discussed in ASC 230-10-45-13(c) and ASC 230-10-45-15(c).  Recognizing there is diversity in practice, the Company concluded, based on the facts and circumstances of the transaction, that it is preferable to classify the portion of the contingent consideration arrangement that is included as part of the consideration transferred as a financing activity. As such, the Company has reclassified the contingent consideration payments from investing activities to financing activities in the Consolidated Statements of Cash Flows, resulting in a reclassification of $2.7 million in 2012 and $1.3 million in 2013, which we believe to be immaterial to the users of the financial statements.  Additionally, the Company has disclosed the reclassification in Note 1 on page F-9 of the registration statement.

34.                         Refer to the first paragraph. Please disclose the facts and circumstances that led your determination that it was necessary to repatriate a portion of accumulated earnings of your foreign subsidiaries to meet certain cash requirements in the U.S. In addition, disclose why do not expect such facts and circumstances to reoccur in the foreseeable future to support your conclusion that your remaining undistributed earnings at the same foreign subsidiaries are permanently reinvested. Refer to ASC 740-30-25-17.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in regards to any foreign earnings, the Company begins with the presumption that all undistributed earnings will be remitted to the U.S. parent in accordance with ASC 740-30-25-3, and only when facts and circumstances dictate does the Company avail itself of the “indefinite reversal” exception provided by ASC 740-30-25-17. The Company regularly performs evaluations of ASC 740-30-25-17 assertions, which are based on the experience of the country/subsidiary and planned future operations and remittances made by the Company in prior years, to determine whether there have been any changes in circumstances by country/subsidiary where amounts are indefinitely reinvested.  The Company records income tax expense as appropriate where circumstances have changed and amounts are no longer considered to be indefinitely reinvested.

As of the date of the fiscal year 2013 financial statements, the change in assertion for the potential repatriation of 2013 profits resulted from management’s initiative to reduce the overall level of long-term debt.  The primary use of U.S. cash in excess of working capital needs is the annual interest payments on the Company’s existing long-term debt.  Existing cash needed to service long-term debt and the planned reduction in overall long-term debt were expected to be met by both cash generated from U.S. operations and repatriation of 2013 foreign earnings.  It was determined that both of these sources of cash were adequate to meet current working capital requirements and debt reduction goals.  In accordance with the guidance provided under ASC 740-30-25-19 and based on these operational considerations, the Company concluded that for the 2013 foreign earnings the indefinite reversal exception under ASC 740-30-25-17 did not apply and accordingly the Company provided for taxes on such 2013 earnings in accordance with ASC 740-30-25-19.

The Company also evaluated the need to provide U.S. deferred taxes on undistributed earnings for years prior to fiscal year 2013 and whether facts and circumstances had changed concerning the Company’s prior assertion of permanent reinvestment.  Consistent with ASC 740-30-25-17, the Company has specific plans for reinvestment of undistributed earnings of its foreign subsidiaries.  Repatriation of foreign profits earned in fiscal year 2012 and prior years would inhibit the Company’s plans for further expansion of its global operations.  Clinical trial sponsors are increasingly moving clinical trials to non-U.S. jurisdictions due to perceived cost savings, and thus the Company has historically had specific and identifiable needs for cash in these non-U.S. jurisdictions to fund non-U.S. growth.  The Company operates in 50 foreign jurisdictions and has an ongoing recent history of foreign acquisitions.

The Company has revised its disclosure on page F-41 in Note 10 to its consolidated financial statements of the facts and circumstances that led to its determination that it could no longer support the assertion that the undistributed earnings of foreign subsidiaries for fiscal year 2013 are permanently reinvested.

Note 16. Commitments and Contingencies, page F-49

35.                         Please tell us how you are accounting for your self-insured health insurance including any incurred but not reported claims. Refer to your basis in the accounting literature.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in applying the accounting treatment for self-insured health insurance, it has considered ASC 450 Contingencies, which stipulates that where the obligation for unpaid claims should be based on the estimated ultimate cost of settling the claims.  The Company is self-insured for certain losses relating to employee health insurance claims, a portion of which is funded by employees.  The Company purchases stop-loss coverage from third party insurance carriers to limit individual or aggregate loss exposure with respect to the Company’s health insurance claims.  The stop-loss coverage is on a “claims made” basis for expenses in excess of $0.2 million per member per year.

Accrued insurance liabilities and related expenses are based on estimates of claims incurred but not reported.  Incurred but not reported claims are generally determined by taking into account historical claims payments and known trends such as claim frequency and severity.  The Company makes estimated judgments and assumptions with respect to these calculations, including but not limited to, estimated healthcare cost trends, estimated lag time to report any paid claims, average cost per claim and other factors.  The incurred but not reported claims are estimated based on information provided by a third party claim administration broker.  The broker provides the Company with records of incurred and paid claims history on a monthly basis, based on a one month delay lag.

The Company believes the estimates of future liability are reasonable based on its methodology; however, changes in claims activity (volume and amount per claim) could materially affect the estimate for these liabilities.  The Company continually monitors claim activity and incidents and makes necessary adjustments based on these evaluations.  As of June 30, 2014, the Company has self-insurance reserves of $2.9 million and has not experienced any material retrospective adjustments.

The Company has revised its disclosure on pages F-50-F-51 in Note 16 to include additional information related to its assessment of self-insured health insurance accounting.

Consolidated Balance Sheets, page F-54

36.                         Please tell us your consideration of presenting pro forma balance sheets giving effect to the redemption of the new Class C and D common stocks disclosed on page 65.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it evaluated the need to provide a pro forma balance sheet giving effect to the redemption of the new Class C and Class D common stock and considered Article 11 of Regulation S-X, which would require the Company to furnish pro forma financial information upon the consummation of events or transactions that have occurred or are probable for which disclosure of pro forma financial information would be material to investors.  The Company considered whether the use of cash on hand to redeem the Class C shares and the Class D shares would be material to investors and determined that the amounts would not be material.  Further, the Company considered the redemption of the Class C and Class D shares in light of the corporate reorganization and the initial public offering, including the application of proceeds therefrom, as these transactions are related, and determined that the redemption of the shares without considering the impact of the corporate reorganization and the initial public offering would not be meaningful or material to investors.  In addition, the Company refers the Staff to the pro forma as adjusted column in the table under “Capitalization,” which provides the impact of the corporate reorganization, including the redemption of the Class C and Class D shares, and the impact of the offering.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8849.

Sincerely yours,

/s/ Heather L. Emmel

Heather L. Emmel
Weil, Gotshal & Manges LLP

cc:	Christopher L. Gaenzle, Esq.
Chief Administrative Officer, General Counsel and Secretary
INC Research Holdings, Inc.